

03051641

SO 10-3-03

UF 10-1-03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34954

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08-01-02 (MM/DD/YY) AND ENDING 07-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THOMAS M NIXON & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4775 WALLINGFORD STREET
(No. and Street)

PITTSBURGH (City) PA (State) 15213-1711 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS M NIXON 412-621-6600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARDS SAUER & OWENS
(Name — if individual, state last, first, middle name)

500 WARNER CNTRE, 332 FIFTH AVENUE, PITTSBURGH PA 15222
(Address) (City) (State) (Zip Code)

PROCESSED
OCT 06 2003
THOMSON FINANCIAL



SEC MAIL PROCESSING
RECEIVED
SEP 29 2003
WASH. DC
155
SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, THOMAS NIXON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THOMAS M NIXON & ASSOCIATES, INC., as of JULY 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Thomas M. Nixon
Signature

President
Title

Debra A. Warfield
Notary Public



Notarial Seal
Debra A. Warfield, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Feb. 9, 2006

Member, Pennsylvania Association Of Notaries

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMAS M. NIXON & ASSOCIATES, INC.

FINANCIAL STATEMENTS

July 31, 2003

CONTENTS **PAGE**

EDWARDS
SAUER &
OWENS

Certified Public Accountants & Business Advisors

500 Warner Centre, 332 Fifth Avenue, Pittsburgh, PA 15222
Phone: 412-281-9211 Fax: 412-281-2407
www.esocpa.com

A Professional Corporation
Direct Dial:

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Thomas M. Nixon & Associates, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of Thomas M. Nixon & Associates, Inc. as of July 31, 2003 and the related statements of loss, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under The Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas M. Nixon & Associates, Inc. as of July 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of The Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Edwards Sauer & Owens

Pittsburgh, Pennsylvania
August 22, 2003

STATEMENT OF FINANCIAL CONDITION

THOMAS M. NIXON & ASSOCIATES, INC.

July 31, 2003

ASSETS

Current Assets	
Cash - money market	$ 112,307
Good faith deposit	5,000
Commissions receivable	16,618
Refundable income taxes	1,038
Prepaid expenses	11,332
Total current assets	146,295
Property and Equipment	
Equipment	39,917
Furniture and fixtures	12,538
Automobile	14,742
	67,197
Less: Accumulated depreciation	(62,464)
	4,733
Other Assets	
Membership deposit	1,800
Total Assets	$ 152,828

The accompanying notes are an integral part of these financial statements.

STATEMENT OF FINANCIAL CONDITION

THOMAS M. NIXON & ASSOCIATES, INC.

July 31, 2003

LIABILITIES AND STOCKHOLDER'S

Current Liabilites		
Accounts payable	$	3,329
Accrued commissions		9,450
Accrued payroll taxes and other liabilities		44,600
Deferred income taxes		1,444
Total current liabilites		58,823
Stockholder's Equity		
Common stock - par value $1 per share, 1,000 shares authorized, 601 shares issued of which 1 is held in treasury		601
Additional paid-in capital		68,366
Retained earnings		26,650
		95,617
Less: Treasury stock, at cost		1,612
Total stockholder's equity		94,005
Total Liabilities and Stockholder's Equity	$	152,828

The accompanying notes are an integral part of these financial statements.

STATEMENT OF LOSS

THOMAS M. NIXON & ASSOCIATES, INC

Year Ended July 31, 2003

REVENUES	
Commission Income	$ 570,445
Interest Income	2,162
	572,607
OPERATING EXPENSES	
Selling	211,331
General and Administrative	368,610
	579,941
Net Loss before taxes	(7,334)
PROVISION FOR INCOME TAXES	
Current	(7,298)
Deferred	7,557
	259
Net Loss	$ (7,593)

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

THOMAS M. NIXON & ASSOCIATES, INC

Year Ended July 31, 2003

COMMON STOCK	
Balance at August 1, 2002 and July 31, 2003	$ 601
ADDITIONAL PAID-IN CAPITAL	
Balance at August 1, 2002 and July 31, 2003	$ 68,366
RETAINED EARNINGS	
Balance at beginning of year	$ 34,243
Net loss for the year ended July 31, 2003	(7,593)
Balance at end of year	$ 26,650
TREASURY STOCK	
Balance at August 1, 2002 and July 31, 2003	$ 1,612

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

THOMAS M. NIXON & ASSOCIATES, INC

Year Ended July 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (7,593)
Adjustments to reconcile net loss to net cash used by operating activites:	
Depreciation	2,903
Deferred income taxes	7,557
Decrease (increase) in cash due to changes in assets and liabilities:	
Commissions receivable	(271)
Refundable income taxes	(1,038)
Prepaid expenses	(6,107)
Accounts payable	1,410
Accrued commissions	3,780
Accrued payroll taxes and other liabilities	(17,721)
Income taxes payable	(14,502)
Net Cash Used By Operating Activities	(31,582)
CASH FLOWS FROM FINANCING ACTIVITIES	
Advances to shareholders	(160,000)
Repayment of shareholder advances	160,977
Net Cash From Financing Activities	977
Net Change in Cash and Cash Equivalents	(30,605)
Cash and Cash Equivalents at Beginning of Year	142,912
Cash and Cash Equivalents at End of Year	$ 112,307
SUPPLEMENTAL DISCLOSURES	
Cash payments for Income taxes	$ 6,270

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS

THOMAS M. NIXON & ASSOCIATES, INC

Year Ended July 31, 2003

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Thomas M. Nixon & Associates, Inc. (The Company) is incorporated under the laws of the Commonwealth of Pennsylvania and acts as a broker-dealer in connection with the offer and sale of securities, and engages in investment activities. The Company primarily services customers located in Western Pennsylvania.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during their reporting period. Actual results could differ from these estimates.

Revenue and Cost Recognition: The Company uses the accrual method of accounting. Revenue is primarily from commissions from the sale of securities and is recognized as earned. Selling, and general and administrative costs are charged to expense as incurred.

Property and Equipment: Equipment, furniture & fixtures and the automobile are carried at cost. Depreciation is principally calculated by the straight-line method for financial reporting purposes based on the estimated useful lives of the assets. For income tax purposes, depreciation is computed using accelerated methods. Depreciation expense for the year ended July 31, 2003 was $ 2,903.

Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There are no cash equivalents at July 31, 2003.

Income Taxes: For income tax reporting purposes, the Company uses the cash basis method of accounting whereby income is recognized when received and expenses are recognized when paid.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and tax basis of assets and liabilities that will result in taxable or deductible amounts on future income tax returns. Enacted tax laws and rates are applied to the differences to determine future income tax liability or benefit. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Advertising Costs: Advertising costs are expensed as incurred. Advertising expense amounted to $10,000 for the year ended July 31, 2003.

NOTES TO FINANCIAL STATEMENTS

THOMAS M. NIXON & ASSOCIATES, INC

Year Ended July 31, 2003

NOTE 2 - INCOME TAXES

The deferred tax liability of $1,444 for the year ended July 31, 2003 was primarily due to the use of the accrual basis for financial statement presentation and the cash basis for tax purposes.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of July 31, 2003, the Company had net capital of $52,404, which was $47,404 more than the required minimum net capital of $5,000. The ratio of aggregate indebtedness to net capital was 1.12 to 1.

NOTE 4 - SEC RULE 15c3-3 CUSTOMER PROTECTION - RESERVES AND CUSTODY OF SECURITIES

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and clears all transactions for customers with a clearing broker. Therefore, the Company is claiming an exemption to SEC Rule 15c3-3 under exemption (k)(2)(ii).

NOTE 5 - CONCENTRATIONS

Approximately 97% of revenue was generated by selling investments in natural gas limited partnerships. Cash deposits exceeded federally insured limits by $34,134 at July 31, 2003.

NOTE 6 - TRANSACTIONS WITH RELATED PARTIES

The Company rents office space located at 4775 Wallingford Street, Pittsburgh, Pennsylvania from the stockholder under a 5-year operating lease commencing April 1, 2003 at $2,500 per month. On August 1, 2003 through the end of the five year term, rent is $2,625 per month. The lease is renewable for an additional 5 years at $2,625 per month. Rent expense for the year ended July 31, 2003 under the lease was $30,000. Future minimum lease payments for the next five years and in the aggregate are:

2004	$	31,500
2005		31,500
2006		31,500
2007		31,500
2008		21,000
	$	147,000

NOTES TO FINANCIAL STATEMENTS

THOMAS M. NIXON & ASSOCIATES, INC

Year Ended July 31, 2003

NOTE 7 - EMPLOYEE BENEFIT PLAN

The Company has a tax-sheltered annuity plan under Internal Revenue Code Section 401(k). The plan accepts employee and employer contributions. Employer contributions can not exceed 25% of eligible gross salaries. Employer contributions to the 401(k) plan of $28,000 at July 31, 2003 are included in accrued payroll taxes and other liabilties.

SCHEDULE I--COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

THOMAS M. NIXON & ASSOCIATES, INC

July 31, 2003

AGGREGATE INDEBTEDNESS		
Accounts payable	$	3,329
Accrued commissions		9,450
Accrued payroll taxes and other liabilities		44,600
Deferred income taxes		1,444
	$	58,823
NET CAPITAL		
Stockholder's equity	$	94,005
Deductions:		
Cash - good faith deposit		5,000
Commissions receivable (non-allowable portion)		15,452
Refundable income taxes		1,038
Prepaid expenses		11,332
Property and equipment, net of accumulated depreciation		4,733
Membership deposit		1,800
Haircuts on proprietary positions and commitments		2,246
	$	52,404
CAPITAL REQUIREMENT		
Minimum net capital requirement	$	5,000
Net capital in excess of requirement		47,404
NET CAPITAL AS ABOVE	$	52,404
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.12 to 1

There is approximately $29,600 difference between this computation of net capital and the corresponding computation prepared by Thomas M. Nixon & Associates, Inc. and included in the unaudited Part II Focus Report filing as of the same date. The difference is primarily due to audit adjustments as follows:

Net Capital per unaudited Part II Focus Report filed as of July 31, 2003	$	83,030
Accounts payable		(2,398)
Accrued payroll taxes and other liabilities		(26,000)
Accrued commissions		(9,450)
Income taxes		8,232
Deferred income taxes		(1,444)
Haircuts on money market accounts		434
Audited net capital	$	52,404

SCHEDULE II--SELLING, AND GENERAL AND ADMINISTRATIVE EXPENSES

THOMAS M. NIXON & ASSOCIATES, INC.

YEAR ENDED JULY 31, 2003

SELLING EXPENSES	
Commissions	$ 149,458
Advertising	10,000
Selling	21,563
Auto	4,159
Licenses, permits and fees	7,503
Postage and delivery	9,902
Quote service	962
Telephone	3,118
Travel and entertainment	4,666
	$ 211,331

GENERAL AND ADMINISTRATIVE	
Officers salaries	$ 220,000
401K contribution	28,000
Bank service charges	1,062
Contributions	1,000
Depreciation	2,903
Dues & subscriptions	3,166
Equipment rental	1,098
Insurance	5,151
Professional fees	51,436
Miscellaneous	1,766
Office	4,601
Rent	30,000
Supplies	5,702
Payroll taxes	8,578
Other corporate taxes	4,147
	$ 368,610

EDWARDS
SAUER &
OWENS

Certified Public Accountants & Business Advisors

500 Warner Centre, 332 Fifth Avenue, Pittsburgh, PA 15222
Phone: 412-281-9211 Fax: 412-281-2407
www.esocpa.com

A Professional Corporation
Direct Dial:

REPORT ON INTERNAL CONTROL STRUCTURE

To the Stockholder
Thomas M. Nixon & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Thomas M. Nixon & Associates (the Company), for the year ended July 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Edwards Sauer & Owens

Pittsburgh, Pennsylvania
August 22, 2003